UNITED STATES OF AMERICA

          BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.

In the Matter of

NORTHEAST UTILITIES                     CERTIFICATE
THE CONNECTICUT LIGHT AND               PURSUANT TO
  POWER COMPANY                         RULE 24
WESTERN MASSACHUSETTS
  ELECTRIC COMPANY
HOLYOKE WATER POWER COMPANY
NORTHEAST UTILITIES SERVICE COMPANY
NORTHEAST NUCLEAR ENERGY COMPANY
ROCKY RIVER REALTY COMPANY
NORTH ATLANTIC ENERGY COMPANY
PUBLIC SERVICE COMPANY OF
  NEW HAMPSHIRE
QUINNEHTUK, INC.
NU ENTERPRISES, INC.
SELECT ENERGY, INC.
NORTHEAST GENERATION COMPANY
NORTHEAST GENERATION SERVICE
  COMPANY
MODE 1 COMMUNICATIONS, INC.
SELECT ENERGY SERVICES, INC.
YANKEE GAS SERVICES COMPANY
YANKEE ENERGY FINANCIAL
    SERVICES COMPANY
YANKEE ENERGY SERVICES COMPANY
NORCONN PROPERTIES, INC.
YANKEE ENERGY SYSTEM, INC.
SELECT ENERGY NEW YORK, INC.
E. S.  BOULOS COMPANY
WOODS ELECTRICAL COMPANY, INC.
WOODS NETWORK SERVICES, INC.

File No.  70-9755
(Public Utility Holding
Company Act of 1935)

     Pursuant to the requirements of Rule 24(a) of the Commission's regulations under the Public Utility Holding Company Act of 1935, and with reference to the transaction proposed in the Application/Declaration on Form U-1 (the "Application") in File No. 70-9755, the Applicants hereto hereby report and certify as follows:

     (i) On November 10, 2003, NU entered into a $350 million revolving credit facility pursuant to a Credit Agreement dated as of November 10, 2003 among Northeast Utilities, the Banks Named Therein, Union Bank of California, N.A. as Administrative Agent and Bank One, N.A., as Fronting Bank, a copy of which is filed as an Exhibit B-5 to this Certificate.

      (ii) On November 10, 2003, Western Massachusetts
           Electric Company ("WMECO"), The Connecticut Light and Power Company ("CL&P"), Public Service Company of New Hampshire ("PSNH") and Yankee Gas Services Company ("Yankee Gas") entered into a $300 million revolving credit facility pursuant to a Credit Agreement dated as of November 10, 2003, among WMECO, CL&P, PSNH, Yankee Gas, the Banks Named Therein and Citibank, N.A. as Administrative Agent, a copy of which is filed as Exhibit B-6 to this Certificate.

The transactions referenced above were carried out in accordance with the terms and conditions of and for the purposes represented by the Application and the order of the Commission issued on June
30, 2003
 in this file.

Submitted with this Certificate is a copy of the Terms of the NU
System Money Pool (Revised July 2003) as Exhibit A-4, and the
"past tense" opinion of counsel as Exhibit F-4.

Exhibits

Exhibit A-4    Terms of the NU System Money Pool, Revised July, 2003.

Exhibit B-5    Credit Agreement dated as of November 10, 2003
               among Northeast Utilities, the Banks Named Therein,
               Union Bank of California, N.A. as Administrative Agent and Bank One, N.A., as Fronting Bank

Exhibit B-6    Credit Agreement dated as of November 10, 2003,
               among WMECO, CL&P, PSNH, Yankee Gas, the Banks
               Named Therein and Citibank, N.A. as Administrative Agent

Exhibit F-3    Post-Effective Opinion of Counsel


                    SIGNATURE PAGE TO FOLLOW
                            SIGNATURE

          Pursuant to the requirements of the Public Utility
Holding Company Act of 1935, the Applicants have duly caused this Certificate to be signed on their behalf by the undersigned hereunto duly authorized

NORTHEAST UTILITIES
THE CONNECTICUT LIGHT AND POWER COMPANY
WESTERN MASSACHUSETTS ELECTRIC COMPANY
HOLYOKE WATER POWER COMPANY
NORTHEAST UTILITIES SERVICE COMPANY
NORTHEAST NUCLEAR ENERGY COMPANY
ROCKY RIVER REALTY COMPANY
NORTH ATLANTIC ENERGY COMPANY
PUBLIC SERVICE COMPANY OF  NEW HAMPSHIRE
QUINNEHTUK, INC.
NU ENTERPRISES, INC.
SELECT ENERGY, INC.
NORTHEAST GENERATION COMPANY
NORTHEAST GENERATION SERVICE COMPANY
MODE 1 COMMUNICATIONS, INC.
SELECT ENERGY SERVICES, INC.
YANKEE GAS SERVICES COMPANY
YANKEE ENERGY FINANCIAL SERVICES COMPANY
YANKEE ENERGY SERVICES COMPANY
NORCONN PROPERTIES, INC.
YANKEE ENERGY SYSTEM, INC.
SELECT ENERGY NEW YORK, INC.
E. S.  BOULOS COMPANY
WOODS ELECTRICAL COMPANY, INC.
WOODS NETWORK SERVICES, INC.


By:    /s/  Randy A. Shoop
       Randy A. Shoop
       Assistant Treasurer-Finance, Northeast Utilities
       Service Company,
       as Agent for all of the above-named companies

Dated: November 14, 2003